Exhibit 8.1 Endava plc List of Significant Subsidiaries

Subsidiary	Jurisdiction
Endava d.o.o Beograd	Serbia
Endava Inc.	United States
Endava Romania SRL	Romania
Endava (UK) Limited	United Kingdom
Endava digitalne rešitve d.o.o.	Slovenia
Endava Delaware Holdings, Inc.	United States
Endava Solutions India Private Limited	India
Endava GmbH	Germany
Endava Australia Pty Ltd	Australia
Endava Poland sp. z.o.o.	Poland
Endava d.o.o.	Croatia
Endava Solutions, LLC	United States
GalaxE Solutions Canada, ULC	Canada